SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 13, 2019

Commission File Number 0-28800

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DRDGOLD Limited

1 Sixty Jan Smuts Building, 2nd Floor-North Tower
160 Jan Smuts Avenue, Rosebank
South Africa, 2196

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: February 13, 2019

By: /s/ Riaan Davel

Name: Riaan Davel

Title: Chief Financial Officer

CONDENSED CONSOLIDATED UNAUDITED INTERIM RESULTS

for the six months ended 31 December 2018



KEY FEATURES

83% Increase in Mineral Reserves from 3.28Moz to 6Moz	Gold production down 3% to **2 280 kg**	Operating profit down 54% to **R102.2 million**	All-in sustaining costs margin of **0.8%**	Investment in growth capital **R306.0 million**	Environmental spend up **28%**	Externally sourced potable water usage down by **31%**

REVIEW OF OPERATIONS

		Six months to 31 Dec 2018	Six months to 31 Dec 2017	% change (1)
Gold production	kg	**2 280**	2 341	(3)
	oz	**73 304**	75 267	(3)
Gold sold	kg	**2 255**	2 291	(2)
	oz	**72 500**	73 663	(2)
Cash operating costs	R per kg	**510 111**	451 689	13
	US$ per oz	**1 118**	1 050	6
All-in sustaining costs	R per kg	**551 131**	500 125	10
	US$ per oz	**1 208**	1 187	2
Average gold price received	R per kg	**554 760**	547 653	1
	US$ per oz	**1 216**	1 272	(4)
Operating profit	R million	**102.2**	219.9	(54)
Operating margin	%	**8.2**	17.5	(53)
All-in sustaining costs margin	%	**0.8**	8.7	(91)
Headline (loss)/earnings	R million	**(46.3)**	60.4	(177)
	SA cents per share (cps)	**(7.2)**	14.3	(150)

(1)% Change is rounded to the nearest percent and is based on the rounded amounts as presented, which is rounded to the nearest hundred thousand Rand

SHAREHOLDER INFORMATION

DRDGOLD Limited
(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
JSE share code: DRD
NYSE trading symbol: DRD
ISIN: ZAE 000058723
("DRDGOLD" or the "Company" or the "Group")

Issued capital

696 429 767 ordinary no par value shares (30 June 2018: 431 429 767)

9 361 071 treasury shares held within the Group (30 June 2018: 9 361 071)

5 000 000 cumulative preference shares (30 June 2018: 5 000 000)

Stock traded	JSE	NYSE (2)
Price		
• 6 month intra-day high	R4.00	$0.272
• 6 month intra-day low	R2.66	$0.176
• Close	R3.13	$0.208

(2)This data represents per share data and not American Depository Receipt (ADR) data – one ADR reflects ten ordinary shares

Market capitalisation	Rm	US$m
As at 31 December 2018	2 179.8	144.9
As at 30 June 2018	1 574.7	109.6

Rounding of figures may result in computational discrepancies

RESULTS

The condensed consolidated interim financial statements of DRDGOLD for the six months ended 31 December 2018 are available on DRDGOLD's website as well as at the Company's registered office.

FORWARD LOOKING-STATEMENTS

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the rand against the dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2018, which we filed with the United States Securities and Exchange Commission on 31 October 2018 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statements and financial information included in this presentation have not been reviewed and reported on by DRDGOLD's auditors.

DIRECTORS (*British)(American)**
Executives
DJ Pretorius (Chief Executive Officer)
AJ Davel (Chief Financial Officer)

Independent Non-executives
GC Campbell* (Non-executive Chairman)
EA Jeneker
J Turk** (service period concluded 31 October 2018)
JA Holtzhausen
TVBN Mnyango
JJ Nel (appointed 30 November 2018)

Company Secretary
R Masemene

Sponsor
One Capital

FOR FURTHER INFORMATION CONTACT NIËL PRETORIUS
Tel: (+27) (0) 11 470 2600
Fax: (+27) (0) 11 470 2618
Website: www.drdgold.com

1 Sixty Jan Smuts Building
2nd Floor – North Tower
160 Jan Smuts Avenue
Rosebank, 2196
South Africa
PO Box 390, Maraisburg, 1700,
South Africa

DEAR SHAREHOLDER

SIX MONTHS ENDED 31 DECEMBER 2018 VS SIX MONTHS ENDED 31 DECEMBER 2017
OVERVIEW

We are pleased to include for the first time operating and financial information from our Far West Gold Recoveries (FWGR) project. Construction on this project started in August 2018 and early commissioning commenced in December 2018. As a consequence, the overall operating and financial results for the six months ended 31 December 2018 are not directly comparable with those for the six months ended 31 December 2017.

2018 was a tough year for most South African gold miners, and although we managed to avoid the labour- and safety-related issues that impacted the volume throughput of many other producers, we were not spared the challenges of power utility, Eskom and its distributing agencies, in distress. Whilst plant performance on the whole was consistent with our expectations, approximately 49kg of gold were lost due directly to power supply disruptions.

Our internal back-up generation capacity assisted in getting production going immediately after power was restored each time, containing losses to an extent.

The impact of lower throughput was felt however; in terms of gold production, which was 3% down, unit costs, which were up, and operating profit, which was down.

Encouraging, though, is that Ergo's three new projects, about which we have reported previously have all been implemented successfully. Reclamation of the 4L50 dump, part of the Elsburg Tailings Complex, is fully operational; conversion of the Brakpan plant from elution to zinc precipitation in the final stage of gold extraction is resulting in the expected improvement in efficiencies; and the two ball mills relocated to Brakpan from Crown have been commissioned, allowing for the retreatment of higher-grade sand reserves.

We are also very pleased with progress at FWGR Phase 1: Driefontein 5 reclamation site has been fully commissioned; refurbishment of the Driefontein 2 plant was completed at the end of January 2019; and the upgrading of the Driefontein 4 tailings dam is on track for completion by the end of March 2019. Consequently, all indications are that Phase 1 will be fully commissioned during the first half of calendar year 2019. It is all the more rewarding that work on the project to the end of the reporting period was undertaken with a clean slate in terms of safety.

I am sad to have to report, however, the death of Mr Lareon Cloete, electrical foreman at Ergo, who died from injuries sustained in an incident during routine maintenance of an Eskom substation, serving Ergo. Our thoughts and prayers are with his loved ones. The Mine Health and Safety Inspectorate is conducting an enquiry into the incident.

OPERATIONAL REVIEW

Overall gold production was 3% lower at 2 280kg, reflecting a 2% decline in overall throughput to 12 004 000t and a 0.5% decline in the overall average yield to 0.190g/t.

While FWGR contributed 140 000t at 0.314g/t, Ergo's throughput was 3% lower at 11 864 000t and its average yield 2% lower at 0.188g/t.

Ergo's lower throughput was a consequence mainly of major power interruptions experienced over 11 days during the second quarter of

financial year 2019, caused by a fire at an Eskom sub-station, a lightning strike on the Brakpan tailings complex transformer yard, and load-shedding by the Johannesburg Metropolitan Municipality. Sadly, the once mighty Eskom is now Ergo's single biggest risk factor.

The lower yield resulted primarily from a reduction in higher grade sand throughput at the Knights plant, the impact of which was not entirely offset by the processing of other sand material trucked from clean-up sites.

While total cash operating costs were up 9% following the inclusion of FWGR as well as a 6% increase at Ergo, cash operating unit costs overall rose by 13% to R510 111/kg due mainly to a 9% increase in Eskom's power tariff, trucking costs and a drop in production.

All-in sustaining costs overall were 10% higher at R551 131/kg, a combination of the factors mentioned above and of lower sustaining capital expenditure at Ergo.

FINANCIAL REVIEW

Total revenue was virtually unchanged at R1 252.5 million; while FWGR's contribution was R19.5 million, Ergo's was 2% lower at R1 233.0 million. The average Rand gold price received was 1% higher, helping to offset the impact of lower gold production and sales.

Total cash operating costs were 9% higher at R1 168.8 million, reflecting the inclusion of FWGR costs at R33.5 million and a 6% rise in those of Ergo to R1 135.3 million. Total all-in sustaining costs were 8% higher at R1 242.7 million; while those of FWGR were R44.7 million, Ergo's were 2% higher at R1 164.2 million.

Operating profit was R102.2 million, down 54%, a consequence both of lower production and higher costs.

A headline loss of R46.3 million (7.2 SA cents per share) was incurred, compared with headline earnings of R60.4 million (14.3 SA cents per share) in HY2018.

After taking into account R231.8 million capital expenditure at FWGR, free cash outflow was R261.0 million.

SUSTAINABLE DEVELOPMENT

The information provided here relates to Ergo only.

Total environmental spend was 28% higher at R24.9 million, reflecting the cost of rehabilitation of 16.5 hectares and 12 hectares respectively at the Brakpan and Crown tailings facilities.

Total potable water consumption was 31% lower at 1 187Ml, a consequence both of continued benefit from the central water distribution facility and a lower requirement by the ongoing vegetation programme due to adequate rainfall.

LOOKING AHEAD

In guidance provided previously, we planned gold production of between 148 000 and 154 000 ounces in FY2019 for Ergo. In an update to this guidance, the Group plans to produce between 157 000 and 165 000 ounces at a cash operating cost of approximately R500 000/kg

in FY2019. With FWGR off to a flying start, we look forward to the benefit of its contribution in the second half of FY2019.

Niël Pretorius
Chief Executive Officer
13 February 2019

CONDENSED CONSOLIDATED INTERIM
STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Notes	Six months to 31 Dec 2018 Rm Unaudited	Six months to 31 Dec 2017 Rm Unaudited
Revenue		**1 252.5**	1 254.8
Cost of sales		**(1 248.7)**	(1 139.6)
Gross profit from operating activities		**3.8**	115.2
Other income		**0.1**	0.2
Administration expenses and other costs		**(44.3)**	(31.9)
Results from operating activities		**(40.4)**	83.5
Finance income		**28.2**	18.7
Finance expenses		**(37.1)**	(25.0)
(Loss)/profit before tax		**(49.3)**	77.2
Income tax		**3.1**	(16.6)
(Loss)/profit for the period		**(46.2)**	60.6
Other comprehensive (loss)/income			
Items that will be reclassified subsequently to profit or loss, net of tax			
Net fair value adjustment on financial instruments classified as fair value through other comprehensive income		**(3.9)**	2.5
Total other comprehensive (loss)/ income for the period		**(3.9)**	2.5
Total comprehensive (loss)/ income for the period		**(50.1)**	63.1
Basic (loss)/earnings per share [1]	3	**(7.2)**	14.4
Diluted basic (loss)/earnings per share [1]	3	**(7.2)**	14.4

[1]*All per share financial information is presented in South African cents per share (cps) and is rounded to the nearest one decimal point based on the results as presented, which is rounded to the nearest million Rand.*



CONDENSED CONSOLIDATED INTERIM
STATEMENT OF FINANCIAL POSITION

	Notes	As at 31 Dec 2018 Rm Unaudited	As at 30 Jun 2018 Rm Audited	As at 31 Dec 2017 Rm Unaudited
Assets				
Non-current assets		**3 587.5**	1 734.1	1 753.9
Property, plant and equipment	2	**2 928.6**	1 452.7	1 502.0
Investments in rehabilitation obligation funds	2	**622.2**	244.0	235.6
Financial assets		**31.0**	28.7	11.3
Deferred tax assets		**5.7**	8.7	5.0
Current assets		**590.9**	626.3	625.7
Inventories	2	**279.6**	233.0	242.7
Trade and other receivables		**101.9**	91.2	88.4
Cash and cash equivalents	4	**209.4**	302.1	294.6
Total assets		**4 178.4**	2 360.4	2 379.6
Equity and liabilities				
Equity		**2 566.2**	1 267.3	1 344.4
Non-current liabilities		**1 174.3**	772.5	742.6
Provision for environmental rehabilitation	2	**819.4**	553.5	546.5
Deferred tax liability		**154.4**	163.7	154.2
Borrowings	5	**173.3**	–	–
Employee benefits		**27.2**	40.6	26.4
Finance lease obligation		**–**	14.7	15.5
Current liabilities		**437.9**	320.6	292.6
Trade and other payables	2	**404.4**	303.2	275.8
Employee benefits		**14.5**	13.2	10.2
Finance lease obligation		**12.9**	–	–
Current tax liability		**6.1**	4.2	6.6
Total liabilities		**1 612.2**	1 093.1	1 035.2
Total equity and liabilities		**4 178.4**	2 360.4	2 379.6

CONDENSED CONSOLIDATED INTERIM
STATEMENT OF CHANGES IN EQUITY

	Notes	Six months to 31 Dec 2018 Rm Unaudited	Six months to 31 Dec 2017 Rm Unaudited
Balance at the beginning of the period		**1 267.3**	1 302.4
Total comprehensive income			
(Loss)/profit for the period		**(46.2)**	60.6
Other comprehensive (loss)/income		**(3.9)**	2.5
Transactions with the owners of the parent			
Acquisition of Far West Gold Recoveries assets and liabilities	2	**1 349.3**	–
Share issue expenses		**(0.3)**	–
Dividends paid		**–**	(21.1)
Balance at the end of the period		**2 566.2**	1 344.4

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

These condensed consolidated interim financial statements for the six months ended 31 December 2018 have been prepared under the supervision of DRDGOLD's Chief Financial Officer, Mr AJ Davel CA(SA). The condensed consolidated interim financial statements were authorised for issue by the directors on 8 February 2019.

CONDENSED CONSOLIDATED INTERIM
STATEMENT OF CASH FLOWS

	Notes	Six months to 31 Dec 2018 Rm Unaudited	Six months to 31 Dec 2017 Rm Unaudited
Net cash (outflow)/inflow from operating activities		(5.2)	155.8
Cash (used in)/ generated by operations		(11.6)	147.5
Interest received		9.4	11.3
Interest paid		(1.8)	(1.5)
Income tax paid		(1.2)	(1.5)
Net cash outflow from investing activities		(255.8)	(92.8)
Acquisition of property, plant and equipment		(247.1)	(86.6)
Proceeds on disposal of property, plant and equipment		0.1	1.5
Environmental rehabilitation payments		(8.8)	(7.7)
Net cash inflow/(outflow) from financing activities		168.3	(22.1)
Borrowings raised	5	174.0	–
Initial fees incurred on borrowings	5	(3.6)	–
Repayment of finance lease obligation		(1.8)	(1.3)
Share issue expenses		(0.3)	–
Dividends paid on ordinary share capital		–	(20.8)
(Decrease)/increase in cash and cash equivalents		(92.7)	40.9
Opening cash and cash equivalents		302.1	253.7
Closing cash and cash equivalents	4	**209.4**	**294.6**
Reconciliation of cash (used in)/ generated by operations			
(Loss)/profit before tax		(49.3)	77.2
Adjusted for:			
Depreciation		69.3	82.3
Movement in gold in process		(18.5)	(40.9)
Environmental rehabilitation payments		(5.7)	(0.6)
Profit on disposal of property, plant and equipment included in other income		(0.1)	(0.2)
Share-based payment expense		3.2	0.2
Finance income		(28.2)	(18.7)
Finance expenses		37.1	25.0
Other non-cash items		10.9	(1.0)
Working capital changes		(30.3)	24.2
Change in trade and other receivables		(11.3)	25.0
Change in non-current receivables		(6.8)	–
Change in inventories		(13.9)	(21.5)
Change in trade and other payables and employee benefits		1.7	20.7
Cash (used in)/generated by operations		**(11.6)**	**147.5**

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1. BASIS OF PREPARATION

The condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standard, IAS 34 *Interim Financial Reporting*, the SAICA *Financial Reporting Guides* as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

The accounting policies applied in the preparation of the condensed consolidated interim financial statements are in terms of International Financial Reporting Standards and are consistent with those applied in the previous consolidated annual financial statements except for the adoption of IFRS 9 *Financial Instruments* (IFRS 9) and IFRS 15 *Revenue from Contracts with Customers* (IFRS 15), with effect from 1 July 2018.

IFRS 15 Revenue from Contracts with Customers

The standard contains a single model that applies to contracts with customers.

The Group has assessed that there is no impact on adopting IFRS 15, and revenue recognition remains unchanged as follows:

• Rand Refinery is assessed as being an agent, selling gold and silver on behalf of the Group; and

• Revenue is recognised on the date that control of gold and silver pass to the buyer, which is the date on which Rand Refinery sells the gold on the Group's behalf.

This is the same date as when significant risks and rewards passes under IAS 18 *Revenue*.

IFRS 9 Financial Instruments

The standard sets out requirements for recognising and measuring financial instruments. It also introduced three new classifications for financial assets: Amortised cost, fair value through profit or loss and fair value through other comprehensive income.

The following changes have occurred as a result:

• The new classification has had no effect on the accounting of financial assets and financial liabilities. Investment in other entities (equity instruments) has been designated at fair value through other comprehensive income; and

• The method of determining impairment of long-term and other receivables has changed to reflect the "expected credit loss" model. Management has made an assessment of the magnitude of the changes to the impairment model. This did not have a significant impact on the measurement of financial assets.

There was no material impact on the Group's interim financial results for the six months ended 31 December 2018.

2. ACQUISITION OF ASSETS AND LIABILITIES

Effective 31 July 2018, DRDGOLD acquired gold assets and liabilities associated with Sibanye-Stillwater's West Rand Tailings Retreatment Project, subsequently renamed Far West Gold Recoveries Proprietary Limited (FWGR).

As purchase consideration for this acquisition, DRDGOLD issued 265 million new ordinary shares equal to 38.05% of DRDGOLD's outstanding shares to Sibanye-Stillwater and granted Sibanye-Stillwater an option to subscribe for new ordinary shares up to a total of 50.1% of the total issued ordinary shares of DRDGOLD at a 10% discount to the prevailing market value, to be exercised two years from the effective date of the acquisition.

The transaction has been accounted for under IFRS 2 *Share Based Payment* as it represents a receipt of goods in exchange for equity instruments of DRDGOLD.

The consequence thereof is that the assets and liabilities are recognised at their fair value using principles under IFRS 13 *Fair Value Measurement* as they are identifiable, and their fair value can be reliably measured. A corresponding increase in equity is also recognised. Included in equity is the fair value of the option using a binomial tree option pricing model. No deferred tax has been recognised on the acquisition as it has not been accounted for as a business combination under IFRS 3 *Business Combinations*, and therefore the initial recognition is exempt from deferred tax under IAS 12 *Income Taxes*.

The fair value of assets was determined using the income approach present value technique by applying a nominal discounted cash flow model which was based on a forward-looking gold price and a risk-adjusted discount rate based on the weighted average cost of capital. The fair value of the environmental rehabilitation liability was determined with the assistance of an independent expert and discounted to its net present value.

The values at acquisition included:

	Rm
Property, plant and equipment	1 225.6
Investments in rehabilitation obligation funds	360.4
Inventories	14.2
Provision for environmental rehabilitation	(247.4)
Trade and other payables	(3.5)
Equity	1 349.3

	Six months to 31 Dec 2018 Rm Unaudited	Six months to 31 Dec 2017 Rm Unaudited
3. (LOSS)/EARNINGS PER SHARE		
Reconciliation of headline (loss)/earnings		
(Loss)/profit for the period	**(46.2)**	60.6
Adjusted for:		
Profit on disposal of property, plant and equipment, net of tax	**(0.1)**	(0.2)
Headline (loss)/earnings	**(46.3)**	60.4
Weighted average number of ordinary shares in issue adjusted for treasury shares	**642 421 957**	422 068 696
Diluted weighted average number of ordinary shares adjusted for treasury shares [1]	**642 421 957**	422 068 696
Basic (loss)/earnings per share [2]	**(7.2)**	14.4
Diluted (loss)/earnings per share [2]	**(7.2)**	14.4
Headline (loss)/earnings per share [2]	**(7.2)**	14.3
Diluted headline (loss)/earnings per share [2]	**(7.2)**	14.3

[1] The Sibanye-Stillwater option (refer note 2) was excluded from the diluted weighted average number of ordinary shares calculation as its effect would have been anti-dilutive

[2] All per share financial information is presented in South African cents per share (cps) and is rounded to the nearest one decimal point based on the results as presented which is rounded to the nearest million Rand



4. CASH AND CASH EQUIVALENTS

	As at 31 Dec 2018 Rm Unaudited	As at 30 Jun 2018 Rm Audited
Included in cash and cash equivalents is restricted cash of:		
Cash held in escrow (including interest) relating to the electricity dispute with Ekurhuleni Metropolitan Municipality (refer note 6)	**118.0**	114.2
Guarantees	**17.7**	17.2

Subsequent to reporting date, a bank guarantee to the value of the cash held in escrow (including interest) was issued in favour of Ekurhuleni Metropolitan Municipality and the said cash of R118.0 million held in escrow was released to Ergo.

5. BORROWINGS

On 1 August 2018, DRDGOLD entered into a R300 million revolving credit facility (RCF) with ABSA Bank Limited (acting through its Corporate and Investment Banking division) to finance the development of Phase 1 of FWGR and working capital requirements. It replaced the R100 million overdraft facility that was in place during the year ended 30 June 2018. Subsequent to reporting date, R125 million of the initial R300 million RCF was dedicated to issue a bank guarantee as described in note 4, reducing the available facility to R175 million.

The RCF is classified and measured as a financial liability at amortised cost.

Terms of the RCF

Interest rate	Jibar
Interest rate margin	3.25%
Term of the RCF	Two years
Security	Pledge and cession of DRDGOLD's shares in and shareholder claims against:
	• Ergo Mining Proprietary Limited (guarantor to RCF)
	• Far West Gold Recoveries Proprietary Limited (guarantor to RCF)

	As at 31 Dec 2018 Rm Unaudited	As at 30 Jun 2018 Rm Audited
Balance at the beginning of the period	**–**	–
Borrowings advanced	**174.0**	–
Initial fees incurred on borrowings	**(3.6)**	–
Unwinding of interest	**2.9**	–
Balance at the end of the period	**173.3**	–

6. CONTINGENT LIABILITY AND CONTINGENT ASSET: EKURHULENI METROPOLITAN MUNICIPALITY ELECTRICITY DISPUTE

Whilst the Main Application was initially set down for hearing on 5 December 2018, it was subsequently postponed in order to be brought before a judicially appointed case manager to determine, *inter alia*, if this application ought to be consolidated with an action brought by the Municipality by way of summons ("Action Matter") to recover the funds that ERGO disputes and payment of which it has withheld.

ERGO seeks the consolidation on the basis that the issues in the Main Application matter and the Action Matter overlap extensively and will require the same expert evidence.

Alternatively to consolidation, the Main Application should be adjourned pending final determination of the Action Matter. The Municipality is opposed to the consolidation.

7. FINANCIAL RISK MANAGEMENT FRAMEWORK
Commodity price sensitivity

The Group's profitability and cash flows are primarily affected by changes in the market price of gold which is sold in US Dollar and then converted to Rand. In line with our long-term strategy of being an unhedged gold producer, we generally do not enter into forward gold sales contracts to reduce our exposure to market fluctuations in the Dollar gold price or the exchange rate movements. However, during periods when medium-term debt is incurred to fund growth projects and hence introduce liquidity risk to the Group we may mitigate this liquidity risk by entering into facilities to achieve price protection. The need for medium term borrowings for the first phase development of FWGR introduced some liquidity risk to the Group.

In September 2018, DRDGOLD committed 50 000 ounces of gold under a zero-cost collar with a floor of R565 000/kg and a ceiling of just under R609 000/kg, spread equally till the end of May 2019. The collar was traded to mitigate the liquidity risk brought about by the medium-term borrowings secured for the development of FWGR.

The collar is accounted for as a financial asset or financial liability at fair value through profit or loss and constitutes level 2 on the fair value hierarchy.

8. FAIR VALUES

The Group's assets that are measured at fair value at reporting date consist of investments in other entities included in financial assets on the statement of financial position and are financial instruments classified as fair value through other comprehensive income. Of this line item, R5.3 million (30 June 2018: R9.2 million) relates to fair value hierarchy level 1 instruments and R0.2 million (30 June 2018: R0.2 million) relates to fair value hierarchy level 3 instruments.

The Group's liabilities that are measured at fair value consist of the zero-cost collar financial liability through profit or loss and is included in trade and other payables on the statement of financial position. Of this line item, R9.9 million relates to fair value hierarchy level 2 instruments.

9. SUBSEQUENT EVENTS

Other than disclosed in the preceding notes, there were no subsequent events between the reporting date of 31 December 2018 and the date of issue of these condensed consolidated interim financial statements.

10. OPERATING SEGMENTS

The following summary describes the operations in the Group's reportable operating segments:

• Ergo is a surface retreatment operation which treats old slime and sand dumps to the south of Johannesburg's central business district as well as the East and Central Rand goldfields. The operation comprises three plants. The Ergo and Knights plants continue to operate as metallurgical plants. The City Deep plant continues to operate as a pump/milling station feeding the metallurgical plants.

• FWGR is a surface gold retreatment operation and treats old slime dams in the West Rand goldfields. FWGR is currently in a construction phase which entails the refurbishment and upgrading of the Driefontein 2 plant and relevant infrastructure to process tailings from the Driefontein 5 dump and deposit residues on the Driefontein 4 tailings deposition facility.

Corporate office and other reconciling items are taken into consideration in the strategic decision-making process of the chief operating decision maker and are therefore included in the disclosure here, even though they do not earn revenue. They do not represent a separate segment.



	Six months ended 31 Dec 2018 Unaudited				Six months ended 31 Dec 2017 Unaudited		
	Ergo	FWGR	Corporate office and other reconciling items	Total	Ergo	Corporate office and other reconciling items	Total
	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Revenue (external)	1 233.0	19.5	–	1 252.5	1 254.8	–	1 254.8
Cash operating costs	(1 135.3)	(33.5)	–	(1 168.8)	(1 075.8)	–	(1 075.8)
Movement in gold in process	15.3	3.2	–	18.5	40.9	–	40.9
Operating profit/(loss)	113.0	(10.8)	–	102.2	219.9	–	219.9
Retrenchment costs	–	(4.7)	–	(4.7)	–	–	–
Administration expenses and other costs[1]	(10.7)	(0.4)	(33.2)	(44.3)	(1.8)	(31.7)	(33.5)
Interest income[2]	4.2	–	4.8	9.0	4.7	6.1	10.8
Interest expense[3]	(1.4)	–	(0.8)	(2.2)	(1.5)	(0.3)	(1.8)
Income tax	(1.8)	(1.3)	–	(3.1)	(1.5)	(1.4)	(2.9)
Working profit/(loss) before additions to property, plant and equipment	103.3	(17.2)	(29.2)	56.9	219.8	(27.3)	192.5
Additions to property, plant and equipment	(14.2)	(305.4)	(0.1)	(319.7)	(86.7)	(0.1)	(86.8)
Working profit/(loss) after additions to property, plant and equipment	89.1	(322.6)	(29.3)	(262.8)	133.1	(27.4)	105.7

[1] Includes non-cash items amounting to R7.9 million
[2] Interest income excludes the unwinding of the long-term receivable
[3] Interest expense excludes the fair value adjustment on the initial recognition of the long-term receivable

Reconciliation of (loss)/profit for the period

	Ergo	FWGR	Corporate office and other reconciling items	Total	Ergo	Corporate office and other reconciling items	Total
Working profit/(loss) before additions to property, plant and equipment	103.3	(17.2)	(29.2)	56.9	219.8	(27.3)	192.5
Depreciation	(69.0)	–	(0.3)	(69.3)	(82.2)	(0.1)	(82.3)
Profit on disposal of property, plant and equipment	0.1	–	–	0.1	0.2	–	0.2
Growth in environmental rehabilitation trust funds and reimbursive right	5.0	10.0	2.9	17.9	5.2	2.7	7.9
Unwinding of provision for environmental rehabilitation	(23.5)	(8.9)	(0.6)	(33.0)	(22.6)	(0.6)	(23.2)
Fair value adjustment on the initial recognition of long-term receivable including subsequent unwinding	(0.6)	–	–	(0.6)	–	–	–
Ongoing rehabilitation expenditure	(10.3)	(0.9)	–	(11.2)	(11.0)	–	(11.0)
Other operating (costs)/income including care and maintenance costs	(19.3)	(4.8)	10.9	(13.2)	(21.7)	11.8	(9.9)
Deferred tax	(1.0)	10.2	(3.0)	6.2	(13.7)	0.1	(13.6)
(Loss)/profit for the period	**(15.3)**	**(11.6)**	**(19.3)**	**(46.2)**	74.0	(13.4)	60.6



	Six months ended 31 Dec 2018 Unaudited				Six months ended 31 Dec 2017 Unaudited		
	Ergo	FWGR	Corporate office and other reconciling items	Total	Ergo	Corporate office and other reconciling items	Total
	Rm	Rm	Rm	Rm	Rm	Rm	Rm
OPERATIONAL PERFORMANCE							
Ore milled (000't)	11 864	140	–	12 004			12 253
Yield (g/t)	0.188	0.314	–	0.190			0.191
Cash operating costs							
(R/t)	96	239	–	97			87
(US$/t)	7	17	–	7			6
Gold sold	2 220	35	–	2 255			2 291
Reconciliation of All-in sustaining costs (All amounts presented in R million unless otherwise indicated)							
Cash operating costs	(1 135.3)	(33.5)	–	(1 168.8)			(1 075.8)
Movement in gold in process	15.3	3.2	–	18.5			40.9
Administration expenses and other costs	(2.8)	(0.4)	(33.1)	(36.3)			(33.5)
Other operating costs excluding care and maintenance costs	(8.7)	(0.8)	–	(9.5)			(5.9)
Unwinding of provision for environmental rehabilitation	(23.5)	(8.9)	(0.6)	(33.0)			(23.2)
Capital expenditure (sustaining)	(9.2)	(4.3)	(0.1)	(13.6)			(48.4)
All-in sustaining costs	(1 164.2)	(44.7)	(33.8)	(1 242.7)			(1 145.9)
Care and maintenance costs	–	–	(3.9)	(3.9)			(4.0)
Retrenchment costs	–	(4.7)	–	(4.7)			–
Ongoing rehabilitation expenditure	(10.3)	(0.9)	–	(11.2)			(11.0)
Capital expenditure (non-sustaining)	(4.9)	(301.1)	–	(306.0)			(38.4)
Capital recoupment	–	–	–	–			0.7
All-in costs	(1 179.4)	(351.4)	(37.7)	(1 568.5)			(1 198.6)
Cash operating costs R per kg	504 505	865 714	–	510 111			451 689
Cash operating costs US$ per oz	1 106	1 899	–	1 118			1 050
All-in sustaining costs* R per kg	524 459	1 277 143	–	551 131			500 125
All-in sustaining costs* US$ per oz	1 150	2 799	–	1 208			1 187
All-in costs* R per kg	531 306	10 040 000	–	695 610			523 127
All-in costs* US$ per oz	1 202	22 713	–	1 574			1 213

* All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013

The FWGR transaction, effective 31 July 2018, added surface Mineral Reserves of 2.72Moz (246.12Mt@0.34g/t). This is comprised of Proved Mineral Reserves of 2.1Moz (178.89Mt@0.37g/t) and Probable Mineral Reserves of 0.62Moz (67.23Mt@0.28g/t). There have been no other material changes to the technical information relating to, *inter alia*, the Group's Mineral Reserves and Resources, legal title to its mining and prospecting rights and legal proceedings relating to its mining and exploration activities as disclosed in DRDGOLD's annual reports for the year ended 30 June 2018 and subsequent public announcements.

The technical information referred to in this report has been reviewed by Messrs Mpfariseni Mudau (SACNASP), Gary Viljoen (SACG), and Vaughn Duke (SAIMM). All are independent contractors of DRDGOLD. They approved this information in writing before the publication of the report.

